SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6647N108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G6674N108	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Jianzhang Liang N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

3,933,250 shares which includes 17,500 shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of this Schedule 13G. Chung Lau may also be deemed to have sole voting power with respect to 3,915,750 shares held directly by herself.

6 SHARED VOTING POWER N/A

  7    SOLE DISPOSITIVE POWER

3,933,250 shares which includes 17,500 shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of this Schedule 13G. Chung Lau may also be deemed to have sole dispositive power with respect to 3,915,750 shares held directly by herself.

8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,933,250 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. G6674N108	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chung Lau N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,915,750 shares
6 SHARED VOTING POWER N/A
7 SOLE DISPOSITIVE POWER 3,915,750 shares
8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,915,750 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

ITEM 1	(a).	NAME OF ISSUER:

Home Inns & Hotels Management Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Lane No. 421, Chang Ping Road, Jing An District Shanghai 200041 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

James Jianzhang Liang Chung Lau

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

James Jianzhang Liang

Home Inns & Hotels Management Inc.

No. 400 Tian Yao Qiao Road

Shanghai 200230, People’s Republic of China

Chung Lau

c/o James Jianzhang Liang

Home Inns & Hotels Management Inc.

No. 400 Tian Yao Qiao Road

Shanghai 200230, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

James Jianzhang Liang is a citizen of the United States. Chung Lau is a citizen of Hong Kong.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G6647N108

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the issuer is provided as of December 31, 2007:

Chung Lau is the record owner of 3,915,750 shares. James Jianzhang Liang does not hold any ordinary shares and has right to acquire 17,500 ordinary shares upon exercise of options within 60 days after the date of this Schedule 13G. James Jianzhang Liang and Chung Lau are husband and wife, and James Jianzhang Liang may be deemed to share beneficial ownership of the 3,915,750 ordinary shares held by Chung Lau. James Jianzhang Liang expressly disclaims such beneficial ownership of the 3,915,750 ordinary shares held by Chung Lau.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

James Jianzhang Liang	/s/ James Jianzhang Liang
James Jianzhang Liang

Chung Lau	/s/ Chung Lau
Chung Lau

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement